UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

DARA BioSciences, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23703P106

(CUSIP Number)

Richard A. Franco, Sr.

8601 Six Forks Road, Suite 160, Raleigh, NC 27615

(919) 872-5578

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23703P106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard A. Franco, Sr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,415,491
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,415,491
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,415,491
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

Page 2 of 7 Pages

Item 1.	Security and Issuer.

This Statement relates to the common stock, par value $0.01 per share, of DARA BioSciences, Inc., a Delaware corporation (the “Company”), with its principal executive office located at 8601 Six Forks Road, Suite 160, Raleigh, NC 27615.

Item 2.	Identity and Background.

This Statement is being filed by Richard A. Franco, Sr.

The address of the principal business office of Mr. Franco is 8601 Six Forks Road, Suite 160, Raleigh, NC 27615. Mr. Franco, a United States citizen, is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company.

During the last five years, Mr. Franco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Franco was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Franco acquired 715,538 shares of the Company’s common stock on February 12, 2008 as a result of the merger between the Company, DP Acquisition Corp., a wholly-owned subsidiary of the Company, and DARA BioSciences, Inc., a privately held development-stage pharmaceutical company (“DARA”). Mr. Franco held shares of DARA common stock and preferred stock that were converted into shares of the Company’s common stock as a result of the merger.

Mr. Franco also holds options to purchase 960,497 shares of the Company’s common stock, of which 689,753 are exercisable within 60 days. These options were received as a result of the merger between the Company, DP Acquisition Corp. and DARA. Mr. Franco held options to purchase shares of DARA common stock that were converted into options to purchase shares of the Company’s common stock as a result of the merger.

Mr. Franco acquired 10,200 shares of the Company’s common stock on February 22, 2008 using personal funds.

Item 4.	Purpose of Transaction.

Mr. Franco may acquire additional securities of the Company from time to time in the future, subject to certain factors, including market conditions and Mr. Franco’s assessment of the business and prospects of the Company.

Page 3 of 7 Pages

Mr. Franco is continuously evaluating the business and prospects of the Company, and his present and future interests in, and intentions with respect to, the Company and may at any time decide to dispose of any or all of the shares of the Company currently owned by him as well as securities he may acquire in the future, subject to certain factors, including applicable securities law, contractual restrictions and market conditions.

Except as set forth in this Statement, Mr. Franco has not formulated any plans or proposals that relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company, (e) any material change in the Company’s business or corporate structure, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions that may impede the acquisition or control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Mr. Franco beneficially owns, either directly or indirectly, 1,415,491 shares (including the right to purchase 689,753 shares of common stock exercisable within 60 days), or approximately 5.3%, of the Company’s common stock.

(b) Mr. Franco exercises sole voting and investment power with respect to 1,415,491 shares of the Company’s common stock.

(c) Except as described in Item 3 above, Mr. Franco has not effected a transaction in shares of the Company’s common stock during the past 60 days.

(d) Except as described herein, Mr. Franco is not aware of any other person with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Company common stock beneficially owned by him.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

In connection with the merger transaction described in Item 3 above, Mr. Franco entered into a letter agreement pursuant to which he agreed that he would not offer, sell or otherwise transfer or dispose of any shares of Company common stock or any security convertible into

Page 4 of 7 Pages

shares of Company common stock for a period of six months following the closing date of the merger and an additional six months thereafter, provided that, during such second six-month period, the transfer restrictions do not apply to an aggregate amount of Company common stock that does not exceed the volume limitations of Rule 144 promulgated under the Securities Act in any three-month period.

A copy of the letter agreement is filed with this report as Exhibit 99 and is hereby incorporated by reference herein. The foregoing description of the letter agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the agreement.

Page 5 of 7 Pages

Item 7.	Material to Be Filed as Exhibits

Exhibit	Name
99	Letter Agreement Regarding Shares between the Company, DARA BioSciences, Inc. and Richard A. Franco

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008

/s/ Richard A. Franco, Sr.
Richard A. Franco, Sr.

Page 7 of 7 Pages